

MyTravel Group plc
Parkway One


05007102

5 April 2005

RECEIVED
2005 APR -7 P 2:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4 April 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
APR 08 2005
THOMSON FINANCIAL

MyTravel Group plc
Registered Office

RNS Number:5968K
MyTravel Group plc
04 April 2005

RECEIVED
2005 APR -7 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

1 April 2005

12. Total holding following this notification

989,467,969 A ordinary shares

13. Total percentage holding of issued class following this notification

8.78% of the A ordinary shares

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions, and companies within the Group acting as fund managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.

15. Name of contact and telephone number for queries

Mike Vaux 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

4 April 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

FACSIMILE TRANSMISSION

Deutsche Bank 

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

To	The Company Secretary MyTravel Group Plc
Fax No.	0161 232 6524
From	Andrew Anderson
Date	01 April 2005
Total pages	3 (including this header)

If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

Andrew Anderson
Central Compliance Department

z:\e central$\position monitoring\significant shareholdings\uk proprietary\2005\my travel a sharesfx.doc

NOTICE: This communication may contain information which is confidential and/or legally privileged and is intended only for the addressee named above. If you are not the named addressee, the communication has been sent to you in error and you are asked not to read, use or disclose it. We should be grateful if you would contact us immediately so that we can arrange for its return. Thank you.

Authorised by: (1) ____________ (2) ____________

Cost Centre 0840930010 Expenses A/C

Deutsche Bank AG is regulated by the FSA for the conduct of designated investment business in the UK, a member of The London Stock Exchange and is a stock corporation incorporated in the Federal Republic of Germany HRB No. 30 000 District Court of Frankfurt am Main; Branch Registration No. in England BR000005

Chairman of the Supervisory Board: Rolf-E Breuer. Board of Managing Directors: Josef Ackermann, Clemens Borsig, Hermann-Josef Lamberti, Tessen von Heydebreck

Central Compliance



Deutsche Bank

BY FAX AND POST

01 April 2005

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 21 March 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 9,092,643,751 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 989,467,969 A ordinary shares of MyTravel Group Plc, amounting to ~~10.88~~%. 8.78%

Part of this holding may relate to hedging arrangements for customer transactions, and companies within the Group acting as Fund Managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

S:\central\shared\198\MyTravel A shares 2005-04-01 letter.doc
AJA

Chairman of the Supervisory Board: Rolf-E. Breuer
Board of Managing Directors: Josef Ackermann, Clemens Börsig, Tessen von Heydebreck, Hermann-Josef Lamberti

Deutsche Bank AG is authorised and regulated by the Financial Services Authority for the conduct of designated investment business in the UK, a member of The London Stock Exchange and is a limited liability company incorporated in the Federal Republic of Germany HRB No. 30 000 District Court of Frankfurt am Main; Branch Registration No. in England and Wales BR000005, Registered address: Winchester House, 1 Great Winchester Street London EC2N 2DB

SCHEDULE

MYTRAVEL GROUP PLC
A ORDINARY £0.01 SHARES

Held as Principal	**No of Shares**
Deutsche Bank AG London	844,071,917
Held in Customer Portfolios	
State Street Nominees	145,396,052
TOTAL	**989,467,969**

01 April 2005

S:\central\shared\198\MyTravel A shares 2005-04-01 letter.doc
AJA



MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

5 April 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 5 April 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

31 March 2005

11. Date company informed

5 April 2005

12. Total holding following this notification

987,900,246 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

8.76% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") have transferred from time to time 919,152,443 shares to a third party on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 919,152,443 shares is pursuant to section 208(5) of the Act. MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary



Date of notification

5 April 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 4 April 2005 **Subject:** Section 198 CA 1985

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** 0161 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

Important: This message is intended only for the individual or entity to which it is addressed and may contain information that is confidential. If the reader of this message is not the intended recipient, or the person responsible for delivering the message to the intended recipient, you are hereby notified that any copying or distribution of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone and destroy this communication. Thank You.

IF TRANSMISSION FAILS PLEASE CALL

From: **Eleanor Jenkins**

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 2491

Message:

Please see attached letter.

If you have any queries, please do not hesitate to contact me on the above number

Regards

Eleanor

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

4 April 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 31 March 2005, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares that resulted in our holding a total of 987,900,246 shares, being approximately 8.76% of the issued share capital of the Company.

We have transferred from time to time 919,152,443 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 919,152,443 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



Eleanor Jenkins
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange